# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pioneer Diversified High Income Fund, CIK 0001388126
CUSIP: 723653101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 60 State Street, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 09/23/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001316187

## Reporting persons
- Absolute Investment Advisers, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,230,946; shared voting power 0; sole dispositive power 1,230,946; shared dispositive power 0; aggregate amount beneficially owned 1,230,946 (14.8% of the class)

## Item 1. Issuer
Name of issuer: Pioneer Diversified High Income Fund
Address of issuer's principal executive offices: 60 State Street, Boston, MASSACHUSETTS 02109

## Item 2. Person Filing
Name of person filing: Absolute Investment Advisers, LLC
Address of principal business office or, if none, residence:
82 S. Barrett Square, Suite 2G
PO Box 611132
Rosemary Beach, FL 32461
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1230946
Percent of class: 14.80
Sole power to vote or to direct the vote: 1230946
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1230946
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to An investment adviser registered under Section 203 of the Investment Advisers Act of 1940 or under the laws of any state is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Absolute Investment Advisers, LLC: David Faherty, Chief Compliance Officer (09/24/2025)